SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

MATERIAL FACT

In response to the statements made by Gas Natural and by one of its key shareholders to the effect that Gas Natural could find itself disadvantaged in the tender offer process for Endesa due to lack of access to certain information, Endesa considers it necessary to state the following:

1.
Gas Natural has not approached Endesa at any time to request information relating to Endesa in order to facilitate an improvement in the terms of Gas Natural’s offer. And this despite the existence of resolutions of the Executive Committee and Board of Directors of Endesa, dated 26 December 2005 and 10 January 2006, respectively, that expressed Endesa’s willingness to provide Gas Natural, as well as any third party competing in the tender offer process, under strict confidentiality obligations and subject to applicable law, the information that it might require to support its offer, for the interests of Endesa’s shareholders.

2.
The only request made by Gas Natural to Endesa in connection with its tender offer has been a request for interim financial statements reconciled to US GAAP, as well as consent to incorporate in its US tender offer document certain reports by Endesa’s external auditors. Considering that Endesa, as per applicable legal requirements, only prepares a reconciliation of its audited annual financial statements from Spanish GAAP to US GAAP, which is made public together with the accompanying audit report, and that U.S. tender offer rules do not require the offeror’s documentation to incorporate such documents, Endesa communicated to Gas Natural that it could not respond to such request.

3.
The information that has been provided by Endesa to E.ON with a view to the formulation of a competing bid is in no way privileged information within the meaning of Article 81 of the Securities Market Law, consisting, in its entirety, of information known to the market. Furthermore, Gas Natural has had access to all of the information provided to E.ON in the context of the lawsuit that it brought against E.ON in a New York court, in which it alleged without foundation that E.ON possessed privileged information about Endesa that was not disclosed in E.ON’s Spanish tender offer document. This information is available to the public in the court’s files.

4.
Endesa’s conduct in this matter is in accordance with domestic and EC securities market law and is consistent with normal practice in tender offers, there being multiple precedents in this regard. It is worth noting that the Comisión Nacional del Mercado de Valores (National Securities Commission), on two occasions − first when dismissing the complaint made by Gas Natural and again when approving E.ON’s Spanish tender offer document, in which the contacts between Endesa and E.ON are described − has not found any violation whatsoever in Endesa’s conduct, and Gas Natural has not appealed either of these decisions. It is also worth noting that the New York court dismissed Gas Natural’s complaint against E.ON alleging the aforementioned facts.

5.
Endesa reiterates its willingness to provide, to any offeror who so requests, the information that it may need to proceed with an increase in its offer pursuant to the sealed envelope process once the tender offer period recommences. In accordance with applicable law, any information so provided may only be used for purposes of improving the offer. In accordance with Spanish law, this commitment is not extended to third parties that do not meet the definition of a competing tender offeror, without prejudice to the right to information of shareholders under the Spanish Corporations Law.

Madrid, 19 January 2007